UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 5 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Financial Results

On November 29, 2016, Nomad Foods Limited (the “Company”) issued a press release announcing its financial results for the three and nine month periods ended September 30, 2016 (“3Q 2016”). The Company also issued Condensed Consolidated Interim Financial Statements for 3Q 2016.

The press release and interim financial statements are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

Appointment of Director and Committee Adjustments

Effective November 30, 2016, the Board of Directors will be increased from 10 to 11 directors and Simon White will join the Board as an independent member to fill the additional director position created by the expansion. Until 2014, Mr. White was Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Prior to GLG’s merger with Man in 2010, Mr. White served as Chief Operating Officer of GLG Partners Inc. from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in a number of different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech. In addition, Effective November 30, 2016, the Board of Directors also appointed (i) Ian G.H. Ashken and Simon White to the Audit Committee, replacing Lord Myners of Truro CBE and Jeremy Isaacs CBE, and (ii) Victoria Parry to the Compensation Committee, replacing James E. Lillie.

The Condensed Consolidated Interim Financial Statements for 3Q 2016 attached as Exhibit 99.2 to this Report on Form 6-K and the information above under “Appointment of Director and Committee Adjustments” are incorporated by reference into the registration statement on Form S-8 filed with the Securities and Exchange Commission on May 3, 2016 (File No. 333-211095).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Paul Kenyon
Name:	Paul Kenyon
Title:	Chief Financial Officer

Dated: November 29, 2016

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on November 29, 2016 relating to the Company’s financial results for the three and nine month periods ended September 30, 2016.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) for the three and nine months ended September 30, 2016.